UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-42931

Grupo Aeroméxico, S.A.B. de C.V.

(Name of registrant)

Aeromexico Group

(Translation of registrant’s name into English)

Avenida Paseo de la Reforma 243, 25th Floor

Col. Renacimiento, Cuauhtémoc 06500

Mexico City

United Mexican States

+52 (55) 9132 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On November 26, 2025, Grupo Aeroméxico, S.A.B. de C.V. (the “Company”) announced a call for its ordinary shareholders’ meeting to be held on January 7, 2026. A copy of the call is furnished with this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	“Call – Ordinary Shareholders’ Meeting.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroméxico, S.A.B. de C.V.

Date: November 26, 2025	By:	/s/ Ernesto Gómez Pombo
	Name:	Ernesto Gómez Pombo
	Title:	General Counsel